Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

[redacted]

03003436

BAA

13 January 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

03 JAN 21 AM 7:21

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

pp **Alison Livesley**
Head of Investor Relations

dlw 2/3

Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 13 January 2003

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____

Signed

____

Name

____

Date

[redacted]

BAA

Embargoed until 0700 hrs Monday 13 January 2003

BAA UK AIRPORTS TRAFFIC FOR DECEMBER 2002

BAA plc's seven UK airports handled a total of 9.4 million passengers in December 2002, an increase of 15.3% over December 2001, reflecting a strong Christmas and new year holiday period.

In the full calendar year (1 January 2002 to 31 December 2002), the airports handled 126.6 million passengers, up 3.9% on the year 2001, and 2.3% up on 2000.

Calendar Year Growth

Among individual airports for the full calendar year 2002, compared with 2001, Heathrow added 4.3% to its traffic (2% below 2000), Gatwick traffic fell by 5.1% (7.6% down on 2000) and Stansted added 17.5% (35.3% up on 2000). The main reason for the fall in traffic at Heathrow and Gatwick against 2000, is the continued weakness in traffic in the North Atlantic market.

December 2002

Among individual airports in December 2002, compared with December 2001, Stansted showed the strongest growth, with a 38.6% increase, followed by Edinburgh, up 18.4%, and Heathrow up 13.5%. Gatwick was 9.6% up on last year but is still 8.4% down against December 2000 due to the ongoing impact of September 11. Strong growth continued at the Scottish airports generally, which added 12.7% in December 2002, with growth of 9.8% at Glasgow and 6.3% at Aberdeen.

Mf.../

News Release

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659
www.baa.com

In December all major markets recorded increases over December 2001. While domestic traffic was 19.1% higher, North Atlantic and European scheduled markets were up 18.0% and 18.3% respectively. Other long haul routes added 8.4% more passengers and European charters recorded a gain of 5.8%.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Caroline Corfield/Samantha Birmingham, BAA plc**
Tel:+44 (0) 20 7932 6654

City enquiries: **Alison Livesley, BAA plc**
Tel: +44 (0) 20 7932 6692

BAA Traffic Summary: December 2002

Terminal Passengers (000s)	Month	% Change	Fin year to date: Apr-02 to Dec-02	% Change	Calendar Year 2002	% Change
Heathrow	5,029.1	13.5	48,955.1	5.7	63,012.0	4.3
Gatwick	1,885.1	9.6	23,889.4	-3.9	29,519.3	-5.1
Stansted	1,277.2	38.6	13,053.4	17.7	16,043.6	17.5
London Area Total	**8,191.5**	**15.8**	**85,897.8**	**4.4**	**108,574.9**	**3.2**
Southampton	55.3	-0.0	624.2	-7.5	790.6	-7.8
Glasgow	491.4	9.8	6,363.6	7.4	7,771.8	7.2
Edinburgh	513.7	18.4	5,450.7	13.7	6,912.6	14.5
Aberdeen	192.3	6.3	2,026.8	1.3	2,578.7	0.6
Scottish Total	**1,197.5**	**12.7**	**13,841.2**	**8.8**	**17,263.1**	**8.9**
BAA Total	**9,444.2**	**15.3**	**100,363.2**	**4.9**	**126,628.7**	**3.9**

Air Transport Movements	Month	% Change	Fin year to date: Apr-02 to Dec-02	% Change	Calendar Year 2002	% Change
Heathrow	36,755	4.2	350,157	1.3	460,303	0.6
Gatwick	17,217	11.6	185,123	-2.2	234,700	-4.3
Stansted	13,112	32.1	122,767	3.6	154,527	1.3
London Area Total	**67,084**	**10.6**	**658,047**	**0.7**	**849,530**	**-0.7**
Southampton	2,037	-0.6	21,476	-1.8	27,986	-1.3
Glasgow	6,286	0.7	68,906	-3.8	88,396	-4.4
Edinburgh	7,963	8.6	80,704	5.4	105,828	6.7
Aberdeen	6,232	-5.0	62,581	-5.9	82,359	-4.7
Scottish Total	**20,481**	**1.7**	**212,191**	**-1.2**	**276,583**	**-0.5**
BAA Total	**89,602**	**8.2**	**891,714**	**0.2**	**1,154,099**	**-0.7**

Cargo (Metric Tonnes)	Month	% Change	Fin year to date: Apr-02 to Dec-02	% Change	Calendar Year 2002	% Change
Heathrow	102,013	7.5	948,488	7.8	1,234,973	4.6
Gatwick	19,315	-3.9	184,448	-9.9	242,633	-13.4
Stansted	15,758	21.9	144,163	15.4	186,262	11.3
London Area Total	**137,086**	**7.2**	**1,277,099**	**5.6**	**1,663,868**	**2.2**
Southampton	32	23.1	308	22.9	394	15.0
Glasgow	229	-6.9	4,791	1.7	5,474	-11.8
Edinburgh	1,760	69.9	17,663	48.3	21,261	31.4
Aberdeen	256	-15.5	2,809	-13.4	3,775	-23.7
Scottish Total	**2,245**	**41.6**	**25,263**	**27.2**	**30,510**	**11.6**
BAA Total	**139,363**	**7.6**	**1,302,670**	**5.9**	**1,694,772**	**2.4**

Above data excludes Air Taxi passengers and Air Taxi movements.

Market Comparison: December 2002

Market	*BAA Total Dec-01 (000s)*	*BAA Total Dec-02 (000s)*	*% Change*
Domestic	1,616	1,925	19.1
Eire	440	478	8.6
European Scheduled	2,973	3,518	18.3
European Charter*	515	539	4.7
North Atlantic	1,205	1,422	18.0
Other Long Haul	1,442	1,563	8.4
Total	**8,192**	**9,444**	**15.3**

Market Comparison: Calendar Year 2002

Market	*BAA Total Jan-Dec 2001 (000s)*	*BAA Total Jan-Dec 2002 (000s)*	*% Change*
Domestic	22,084	24,096	9.1
Eire	5,976	6,326	5.8
European Scheduled	44,677	46,603	4.3
European Charter*	13,235	13,672	3.3
North Atlantic	17,953	17,833	-0.7
Other Long Haul	17,964	18,098	0.7
Total	**121,889**	**126,629**	**3.9**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary